Ferrovial SE

Gustav Mahlerplein 61-63

Symphony Towers, 14th floor

1082 MS Amsterdam

The Netherlands

May 3, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera

Re:	Ferrovial SE

Registration Statement on Form 20-F

File No. 001-41912

Ladies and Gentlemen:

Ferrovial SE (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form 20-F, as amended, to become effective on May 8, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Ryan Benedict of Latham & Watkins LLP, counsel to the Registrant, to make such request on its behalf.

Please contact Ryan Benedict of Latham & Watkins LLP, at +44.20.7710.4669 or, in his absence, Daria Latysheva at +44.77.1580.6833, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[signature page follows]

Very truly yours,

Ferrovial SE

By:	/s/ Ignacio Madridejos
Name:	Ignacio Madridejos
Title:	Chief Executive Officer

cc:	Ryan Benedict, Latham & Watkins LLP

[Company Signature Page to Acceleration Request]